UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                                    MLX Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    553076100
                                 (CUSIP Number)

                              ROBERT M. HIRSH, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 20, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].

                                       SCHEDULE 13D

 CUSIP NO.  553076100                                     PAGE  2  OF  35  PAGES
           -------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Teribe Limited         This Person has no IRS Identification Number

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) [ ]
                                                                 (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            [ ]

             N/A

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

                      7      SOLE VOTING POWER

      NUMBER OF                    136,722 **/
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

                      8      SHARED VOTING POWER

                      9      SOLE DISPOSITIVE POWER

                                   136,722**/

                      10     SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             136,722

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.2%

14     TYPE OF REPORTING PERSON

             CO

---------------------
            **/ (Which number was changed from the number in Amendment 3A (as herein defined) solely as the result of a 10 for 1 reverse stock split.)

                            SCHEDULE 13D

CUSIP NO.  553076100                                     PAGE  3   OF  35  PAGES
           -----------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Three Cities Holdings Limited   This Person has no IRS
                                             Identification Number

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) [ ]

                                                                 (B) [x]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                        ITEMS 2(d) or 2(e)           [ ]

             N/A

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

                      7      SOLE VOTING POWER

      NUMBER OF                    851,456 **/
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

                      8      SHARED VOTING POWER

                      9      SOLE DISPOSITIVE POWER

                                   851,456**/

                      10     SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             851,456

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.5%

14     TYPE OF REPORTING PERSON

             CO

---------------------
            **/ (Which number was changed from the number in Amendment 3A (as herein defined) solely as the result of a 10 for 1 reverse stock split.)

                               Amendment No. 5 to
                                  SCHEDULE 13D

INTRODUCTORY STATEMENT.

            This Amendment No. 5 amends and supplements the information supplied by Three Cities Holdings Limited, a British Virgin Islands corporation ("Three Cities") and the information supplied by Teribe Limited with respect to beneficial ownership of certain shares of common stock, par value $.01 per share, (the "Common Stock") of MLX Corp. (the "Company") which was included in Amendment No. 3, dated October 13, 1992 ("Amendment No. 3"), Amendment No. 4, dated October 27, 1992 ("Amendment No. 4"), Amendment No. 5 dated December 1, 1992 ("Amendment No. 5"), an initial filing of a statement on Schedule 13D dated December 24, 1992 (the "Initial Filing"), Amendment No. 1 to the Initial Filing, dated January 22, 1993 ("Amendment No. 1A"), Amendment No. 2 to the Initial Filing, dated April 29, 1993 ("Amendment No. 2A"), Amendment No. 3 to the Initial Filing, dated May 14, 1993 ("Amendment No. 3A") and Amendment No. 4 to the Initial Filing, dated April 10, 1995 ("Amendment No. 4A") to a Statement on
Schedule 13D (collectively, the "Current Statement"). The information contained in the Current Statement is hereby incorporated by reference as if set forth in its entirety herein. Pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended, the entire text of the Current Statement is being restated herein, although previously filed paper exhibits are incorporated by reference. The previously filed information supplied in this Amendment No. 5 has not been retroactively adjusted to reflect stock splits, reverse stock splits or other similar changes to the outstanding Common Stock.

ITEM 1.    SECURITY AND ISSUER.

            This statement relates to the common stock, par value $.01 per share ("Common Stock"), of MLX Corp., a Michigan corporation (the "Company"). The address of the Company's principal executive offices is 5305 Oakbrook 9 Parkway, Norcross, Georgia.

ITEM 2.    IDENTITY AND BACKGROUND.

            1.    TERIBE LIMITED.

                  (a) - (c), (f): Teribe Limited is a British Virgin Islands company whose principal business is the investment and reinvestment of its resources, directly or through affiliates, in the securities of enterprises in various parts of the world, including the United States.


                                                              PAGE 4 OF 35 PAGES

            Teribe Limited is a wholly-owned subsidiary of Real Limited, a British Virgin Islands company ("Real"). The principal business of Real is the investment of its resources in marketable securities and commodities and, through affiliates such as Teribe Limited, in securities of other enterprises in various parts of the world.

            The address of the principal office of Teribe Limited and Real is Craigmuir Chambers, P.O. Box 91, Road Town, Tortola, British Virgin Islands. The address of the principal place of business of Teribe Limited and Real is c/o Sociedad Internacional de Finanzas S.A., Rincon 432, Esq. 24, Montevideo, Uruguay.

            Real is a subsidiary of Entreprises Quilmes, S.A., a Luxembourg holding company ("Quilmes") whose shares, which are issued in bearer form, are listed and traded on the Paris and Luxembourg Stock Exchanges. In addition to Real, Quilmes owns a French holding company which controls a bank located in Paris and invests in French securities. The address of its principal office and business is 84 Grandrue, Luxembourg, Grand Duchy of Luxembourg.

            Listed in Schedules A, B, and C attached to Amendment No. 3 and incorporated by reference are the names of, and certain information concerning, the directors and executive officers of Quilmes, Real and Teribe Limited. No person controls or shares in the control of Quilmes who is not a member of its board of directors.

                  (d) - (e): Neither Teribe Limited nor, to the best of its knowledge, any of the persons listed on Schedules A, B or C to Amendment No. 3 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal state security laws of funding and violation with respect to such laws.

            2.    THREE CITIES.

                  (a) - (c), (f): The full name of Three Cities is Three Cities Holdings Limited. Three Cities is a British Virgin Islands corporation and its principal business consists of the provision of investment advice. Eduardo P. Bemberg owns a majority interest in Three Cities. Mr. Bemberg is a director of some Argentine companies. Mr. Bemberg is a citizen of Argentina and his address is Av. Alvear 1992-6, 1129 Buenos Aires, Argentina. Information concerning the name, residence or business address, principal occupation or employment and citizenship of each of the directors and executive officers is contained in Schedule A attached to the Initial Filing and incorporated by reference.


                                                              PAGE 5 OF 35 PAGES

            (d) - (e): Neither Three Cities nor, to the best of its knowledge, any of the persons listed on Schedule A attached to the Initial Filing has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Amendment No. 3 stated that Teribe Limited anticipated to derive the funds to consummate any purchases of common stock pursuant to the Proposals (as defined below) from its working capital funds.

            The Initial Filing stated that the Investors (as such term is defined in Item 4) (Purpose of Transaction) paid an aggregate of $1,969,984.65 to acquire the shares of Common Stock to which such statement related in the transactions described under Item 4 of the Initial Filing. Each of the Investors derived such funds entirely from its own resources. No part of the purchase price for such securities was represented by funds borrowed or otherwise obtained by the Investors from external sources for the purpose of acquiring, holding, trading or voting such securities or for any other purposes.

            Amendment No. 3A stated the Investors paid an aggregate of $248,250 to acquire the shares of Common Stock to which such statement related in the transaction described under Item 4 of such statement. Each of the Investors derived such funds entirely from its own resources. No part of the purchase price for such securities was represented by funds borrowed or otherwise obtained by the Investors from external sources for the purpose of acquiring, holding, trading or voting such securities or for any other purposes.

ITEM 4.   PURPOSE OF TRANSACTION.

            Amendment No. 3 stated that such statement was being filed to report the delivery by Three Cities Research, Inc. ("TCR"), the latter acting on behalf of a group of investors (the "Investors"), (i) to the Company and (ii) to certain of its securityholders (the "Lenders") of non-binding proposals (the "Proposals") for the recapitalization of the Company. Copies of the letters setting forth the terms of the Proposals were attached as Exhibits 1 and 2 to Amendment No. 3, respectively. Teribe Limited, through a wholly-owned subsidiary, is one of the Investors referred to above.

                                                              PAGE 6 OF 35 PAGES

      1. PROPOSAL TO LENDERS. Under the terms of the Proposal delivered to the Lenders (the "Proposal to Lenders"), the Investors would acquire 100% of the Company's Zero Coupon Debentures for $6.5 million and the Company's $7 million Senior Term Note at a 3% discount from accredit face value. It was a condition of the Investors' obligation to proceed with the acquisition of the Zero Coupon Debentures and the Senior Term Note that the Investors be able to acquire the 9.2 million shares of Common Stock held by the holders of the Zero Coupon Debentures at $.20 per share, or, alternatively, 7.4 million of such shares from all holders except one at $.20, and 0.9 million shares from the remaining holder at $.10 per share. Also, the offers were conditional upon receipt of approval of the Company and of TCR's parent entity.

                  Under the terms of the Proposal to Lenders, so long as the
            Investors own at least 6 million of the shares they were to acquire in such contemplated transactions, the Investors would have the right to nominate three out of the Company's seven directors.

      2. PROPOSAL TO COMPANY. Concurrently with the delivery of the Proposal to Lenders, the Investors were also proposing (the "Proposal to Company") to acquire $6.5 million of Company preferred stock in exchange for 100% of the Zero Coupon Debentures. The acceptance by the holders of the Zero Coupon Debentures and the Senior Term Note of the offers described above and the consummation of the transactions contemplated by such offers was a condition of the Investors' obligation to proceed with the preferred stock financing.

                  TCR also offered to assist the Company in establishing a new line of senior financing, the proceeds of which was to have been used, if possible, among other things (i) to retire the Senior Term Note and certain revolving indebtedness of one of the Company's subsidiaries and (ii) to repurchase Teribe Limited's 10.5% minority interest in such subsidiary.

                  The Proposal to Company provided that the closing of the
            preferred stock financing would take place as soon as practicable, but in no event later than December 31, 1992. The Proposal to Company was subject to a variety of conditions, including, in addition to the acceptance and cooperation of the Lenders and the receipt of all other necessary approvals, the satisfactory completion of business and environmental due diligence and the implementation of certain arrangements designed to protect the tax benefits of the Company's net operating loss.

                                                              PAGE 7 OF 35 PAGES

            It was not expected that consummation of the contemplated transactions would cause the Common Stock to cease to be authorized for quotation on the NASDAQ stock market or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

            Amendment No. 4 stated that on October 27, 1992, TCR, on behalf of the Investors, delivered to the Company and to the Lenders a letter stating that TCR had been unable to contact one of the Lenders (the "Non-Participating Lender") and that TCR would be willing to proceed with the proposed refinancing without the participation of such Lender. TCR indicated in its letter that it would proceed with the contemplated transactions on the originally proposed terms should the NonParticipating Lender indicate an interest to participate in a timely fashion. A copy of TCR's letter was attached to Amendment No. 4 as
Exhibit 1 and is incorporated herein by reference.

            The Initial Filing reported the acquisition by the Investors of an aggregate of 7,521,672 shares of Common Stock, as follows:

      1. Pursuant to a Securities Purchase Agreement, dated as of December 15, 1992, by and among MLX Corp., the investors listed on Exhibit B thereto (the "Investors") and the holders of certain debt and equity securities of the Company listed on Exhibit A thereto, the Investors acquired a total of 5,106,882 shares of Common Stock. The Securities Purchase Agreement was appended as Exhibit 2 to the Initial Filing and is incorporated herein by reference.

      2. On December 17 and 18, 1992, respectively, the Investors acquired from Wilmington Securities, Inc. and The Hillman Company, in privately negotiated transactions, an aggregate of 995,185 shares of Common Stock. No contracts were entered into with respect to these acquisitions.

      3. On December 21, 1992, the Investors acquired 635,593 shares of Common Stock from the Commercial Bank of Kuwait pursuant to the terms of the Securities Purchase Agreement.

      4. On December 22, 1992, the Investors acquired, in a privately negotiated transaction, 665,176 shares of Common Stock from Smith Barney, Harris Upham & Co., Incorporated ("Smith Barney"), pursuant to a Stock Purchase Agreement, dated as of December 22, 1992, among Smith Barney, the Company and the Investors. The Stock Purchase Agreement was appended as Exhibit 3 to the Initial Filing and is incorporated herein by reference.

                                                              PAGE 8 OF 35 PAGES

      5. On December 23, 1992, the Investors acquired, in a privately negotiated transaction, 118,836 shares of Common Stock and certain other securities of the Company from Morgan Guaranty Trust Company and Morgan Capital Corporation pursuant to a Securities Purchase Agreement, dated as of December 23, 1992, among Morgan Capital Corporation, Morgan Guaranty Trust Company, the Investors and the Company. The form of Securities Purchase Agreement was filed as
            Exhibit 2 to Amendment 1A and is incorporated herein by reference.

            The following chart sets forth the numbers and percentage of the total number of shares acquired by each Investor in the foregoing transactions as described in the Initial Filing:

                                      No. of Shares           Percentage of
Investor                                 Acquired            Total Acquired
-------------                         -------------          --------------
Terbem Limited                          3,193,846                42.46%
Mitvest Limited                           427,192                 5.68%
Tinvest Limited                         1,825,277                24.27%
Bobst Investment Corp.                    543,700                 7.23%
TCR International                       1,531,657                20.36%
  Partners, L.P.

            Tinvest Limited, which acquired 24.27% (or 1,825,277) of the shares of Common Stock acquired pursuant to the foregoing transactions, is a subsidiary of Teribe Limited. Teribe Limited disclaims beneficial ownership of such shares of Common Stock by virtue of the arrangements described in Item 5 (Interest in Securities of the Issuer).

            Amendment No. 3A reported the acquisition by the Investors of an aggregate of 993,000 shares of Common Stock pursuant to a Stock Purchase Agreement, dated as of May 7, 1993, by and among MLX Corp., the investors listed on Exhibit A thereto (the "Investors") and J.P. Morgan Capital Corporation, whereby the Investors acquired a total of 993,000 shares of Common Stock. The Stock Purchase Agreement was appended as Exhibit 2 to Amendment 3A and is incorporated herein by reference.

            The following chart sets forth the numbers and percentage of the total number of shares acquired by each Investor in the transactions as described in Amendment 3A:


                                                              PAGE 9 OF 35 PAGES

                                      No. of Shares       Percentage of
Investor                                 Acquired        Total Acquired
--------                              -------------      --------------
Terbem Limited                           421,647              42.46%
Mitvest Limited                          56,397                5.68%
Tinvest Limited                          240,970              24.27%
Bobst Investment Corp.                   71,779                7.23%
TCR International                        202,207              20.36%
  Partners, L.P.

            Tinvest Limited, which acquired 24.27% (or 240,970) of the shares of Common Stock acquired pursuant to the foregoing transactions, is a subsidiary of Teribe Limited. Teribe Limited disclaims beneficial ownership of such shares of Common Stock by virtue of the arrangements described in Item 5 of the Current Statement (Interest in Securities of the Issuer).

            Each of the Investors acquired the securities to which this statement relates for investment purposes in the ordinary course of business. Other than as described in Item 6 of the Current Statement, none of Teribe Limited, Three Cities nor the Investors have any plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business corporate structure;

                                                             PAGE 10 OF 35 PAGES

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)   Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            As of the date hereof, Teribe Limited owns, of record and beneficially, 136,722 shares of Common Stock, representing approximately 5.2% of the total outstanding shares. Teribe Limited has the sole power to vote and to dispose of, and the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. On the basis of its control, through intermediate holding companies, of Teribe Limited, the board of directors of Enterprises Quilmes, S.A. has the ultimate power to direct such voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, such shares. Teribe Limited disclaims beneficial ownership of the shares of Common Stock acquired by Tinvest in the transactions described in Item 4 by virtue of the arrangements described in Item 5 of the Current Statement.

            As a result of the transactions described under Item 4 (Purpose of Transaction), as of the time of filing of Amendment 3A each of the Investors owned of record the number of shares of Common Stock set forth opposite its name below, in each case representing the percentage of total shares outstanding as set forth opposite its name.

                                                            Percentage of
Investor                           No. of Shares          Total Outstanding
--------                           -------------          -----------------
Terbem Limited                       3,615,493                  14.2
Mitvest Limited                        483,590                   1.9
Tinvest Limited                      2,066,247                   8.1
Bobst Investment Corp.                 615,478                   2.4
TCR International                    1,733,864                   6.8
  Partners, L.P.

                                                             PAGE 11 OF 35 PAGES

            Pursuant to the arrangements described in Item 5 of the Current Statement, Three Cities had sole beneficial ownership of all the 8,514,672 shares acquired by the Investors in the transactions described in Item 4 of this statement and Item 4 of the Current Statement. Such shares represent approximately 33.5% of the total outstanding shares at that time. The Investors acquired the shares of Common Stock to which this statement relates as participants in an equity portfolio fund (the "Fund") managed by Three Cities. Pursuant to the arrangement among Three Cities and the Investors, the Investors individually acquire record ownership of stock and other securities identified by Three Cities. Except as described in Item 6, Three Cities has the sole and irrevocable power to vote and to dispose of such stock and securities acquired by Fund participants, including the shares of Common Stock owned of record by the Investors.

            Other than as reported herein no person named in response to Item 2 of the Current Statement or in the Schedules hereto or thereto beneficially owns any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth under Item 4 of this statement is incorporated by reference into this Item 6 as if fully set forth herein.

            Except as set forth herein, neither Teribe Limited nor, to the best of its knowledge, any other person identified in Schedules A, B or C to Amendment No. 3 is a party to any contract, arrangement, understanding or relationship relating to any securities of the Company.

            Should the contemplated transactions described in Amendment No. 3 have been consummated in the form described in the Proposals, Teribe Limited, through its wholly-owned subsidiary, would have acquired the sole right to vote and receive dividends on, and to dispose of, approximately 2.2 million (24.27% of the 9.2 million shares) of Common Stock, representing approximately 8.7% of the issued and outstanding Common Stock.

            Three Cities and the Investors anticipate that the Fund will make additional acquisitions and dispositions of Common Stock and other securities of the Company, both through market purchases and privately negotiated transactions, for investment purposes. Teribe Limited has no present plans to effect such purchases.

            Prior to the consummation of the transactions effected by the Securities Purchase Agreement, the Board of Directors of the Company approved a subsequent transaction (the "Preferred Stock Transaction") whereby the Investors would exchange

                                                             PAGE 12 OF 35 PAGES
the Zero Coupon Notes acquired by them pursuant to the Securities Purchase Agreement for shares of the Company's preferred stock. At the time of the Initial Filing, Three Cities and the Investors expected to move promptly to prepare and negotiate definitive documentation for such transaction. The Investors also proposed at that time that a portion of the senior indebtedness acquired pursuant to the Morgan Securities Purchase Agreement also be exchanged for preferred stock.

            In connection with the acquisition of shares effected by the Securities Purchase Agreement, the Investors and the Company have entered into a Nomination Agreement, a copy of which was appended as Exhibit 4 to the Initial Filing (the "Nomination Agreement") (and which is incorporated herein by reference) providing a procedure designed to cause the nomination to the seven-member board of directors of the Company of three persons designated by the Investors. The remaining four directors will be nominated by the non-Investor directors. In addition, the Investors and the Company agreed to negotiate in good faith and enter into an anti-dilution agreement (the "Anti-Dilution Agreement") that would restrict the ability of the Company to dilute the interest of the Investors by issuing additional shares of Common Stock. The Company and the Investors anticipated that the Anti-Dilution Agreement would restrict the Company from issuing (i) shares of common stock (or any options, warrants or similar rights to purchase shares of Common Stock, or any securities convertible into Common Stock) at less than the then current market price, and (ii) (x) any securities containing rights to vote for the election of directors of the Company that are greater on a per share basis than the voting rights of shares of Common Stock or (y) voting debt securities. The arrangements contemplated by the Nomination Agreement and the Anti-Dilution Agreement are intended to continue in effect similar arrangements previously entered into by the Company with the prior owners of the shares of Common Stock issued pursuant to the Exchange Agreement.

            On January 5, 1993, the Investors and the Company consummated the following transactions relating to debt securities of the Company:

                (i) Pursuant to a put/call arrangement contained in an agreement among the shareholders of S.K. Wellman Limited Inc., the Company's sole subsidiary ("Wellman"), the Company acquired Teribe Limited's minority interest in Wellman for a purchase price of $2,022,222 (subject to adjustment following completion of Wellman's annual audit). The purchase price was paid by the issuance to Teribe Limited of a Subordinated Promissory Note. The Company agreed to make prepayment on the Subordinated Promissory Note to the extent permitted under Wellman's senior bank facility. Teribe Limited assigned this Note to its subsidiary, Natcom Corporation N.V.

               (ii) An aggregate of $8,955,223.34 (including accrued and unpaid interest) of the Company's Secured Subordinated Zero Coupon Bonds held by

                                                             PAGE 13 OF 35 PAGES
      the Investors were exchanged for 100,000 shares of the Company's Series A Preferred Stock, par value and liquidation value $30 per share ("Preferred Stock").

              (iii) An aggregate of $7,231,066.68 (including accrued and unpaid interest) of the Notes acquired from Morgan pursuant to the Securities Purchase Agreement were redeemed for consideration consisting of 100,000 shares of Preferred Stock, a cash payment of $2,464,207.38 and a replacement note in the principal amount of $1,556,452.11. The Company agreed to make prepayments on the outstanding balance of the replacement note to the extent permitted under Wellman's senior bank facility.

            On April 22, 1993, an aggregate of $1,934,142 (including accrued and unpaid interest) of the Company's Secured Subordinated Zero Coupon Bonds held by the Investors were exchanged for an aggregate of 64,000 shares of the Company's Series A Preferred Stock, par value and liquidation value of $30 per share.

            Amendment No. 3A stated that Three Cities and the Investors anticipated that the Fund would make additional acquisitions and dispositions of Common Stock and other securities of the Company, both through market purchases and privately negotiated transactions, for investment purposes. Teribe Limited had no present plans to effect such purchases.

            Amendment No. 3A stated further that certain of the shares of Common Stock owned by the Investors were subject to restrictions on transfer arising from the agreements between the Investors and the Company described below. Approximately 5.9 million of the shares of Common Stock acquired by the Investors were issued pursuant to and are subject to the provisions of the Exchange Agreement (as defined in the Stock Purchase Agreement). The Exchange Agreement provides that such shares may not be transferred by the holders thereof without the consent of the Company. In addition, as of the date of Amendment No. 3A, approximately 1.9 million of the shares of Common Stock acquired by the Investors were subject to the provisions of the Restricted Transfer Trust Agreement (as defined in the Stock Purchase Agreement).

            As of the date of Amendment No. 3A, 1,117,225 shares of the Common Stock owned by Teribe Limited were subject to the provisions of the Restricted Transfer Trust Agreement. An additional 42,467 of the shares owned by Teribe Limited were subject to additional contractual limitations on transfer under the terms of a purchase agreement pursuant to which Teribe Limited's predecessors acquired such shares from the Company in May 1986.

            Amendment No. 4A stated that Teribe Limited and the Investors each had agreed to enter into, and were to execute, an irrevocable proxy (the "Proxy"), each

                                                             PAGE 14 OF 35 PAGES
substantially in the form attached as Exhibit 2 to Amendment No. 4A, incorporated by reference, pursuant to which Teribe Limited and the Investors, respectively, irrevocably appointed Ronald E. Weinberg, Norman C. Harbert and Jeffrey H. Berlin, as representatives (the "Representatives") of The Hawk Corporation, a Delaware corporation ("Hawk"), acting singly or jointly with full power of substitution, proxies authorizing the Representatives to vote the Common Stock of the Company beneficially owned by each of Teribe Limited and Three Cities in favor of the transactions contemplated by that certain Agreement for Purchase and Sale of the Capital Stock of S.K. Wellman Limited, Inc., dated as of April 10, 1995 between the Company and Hawk, as the same may be amended from time to time.

            On October 20, 1997, in connection with the proposed merger (the "Merger") between the Company and Morton Metalcraft Holding Co. ("Morton"), a Delaware corporation, each of Terbem Limited, Tinvest Limited, Teribe Limited, TCR International Partners, L.P., Mitvest Limited and Bobst Investment Corp. entered into a voting agreement (the "Voting Agreement") pursuant to which they each agreed that at any meeting of the shareholders of MLX, it will vote all of the Shares respectively owned by them in favor of (i) a Recapitalization (as defined in the Voting Agreement) of the Company, (ii) the Merger and (iii) a new stock option plan, and each of the other actions contemplated by or required in furtherance of such transactions.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS FROM INITIAL FILING. Each of the following exhibits was originally filed as a paper copy exhibit and is accordingly incorporated by reference.

      FROM AMENDMENT NO. 3:

          Exhibit 1         Proposal to Lenders
          Exhibit 2         Proposal to Company

      FROM INITIAL FILING:

          Exhibit 1         Power of Attorney
          Exhibit 2         Securities Purchase Agreement
          Exhibit 3         Stock Purchase Agreement
          Exhibit 4         Nomination Agreement

      FROM AMENDMENT NO. 1A:

          Exhibit 1         Powers of Attorney
          Exhibit 2         Securities Purchase Agreement

                                                             PAGE 15 OF 35 PAGES

      FROM AMENDMENT NO. 2A:

          Exhibit 1         Powers of Attorney

      FROM AMENDMENT NO. 3A:

          Exhibit 1         Powers of Attorney
          Exhibit 2         Stock Purchase Agreement

      FROM AMENDMENT NO. 4A:

          Exhibit 1         Powers of Attorney
          Exhibit 2         Proxy

      The following exhibits are attached hereto:

          Exhibit 1         Powers of Attorney
          Exhibit 2         Voting Agreement



                                                             PAGE 16 OF 35 PAGES

SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 1997

                                   THREE CITIES HOLDINGS LIMITED

                                   By:   /s/ J. William Uhrig
                                        -----------------------
                                        J. William Uhrig
                                        Attorney-in-fact





                                                             PAGE 17 OF 35 PAGES

SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 1997

                                   TERIBE LIMITED

                                   By:   /s/ J. William Uhrig
                                        -----------------------
                                        J. William Uhrig
                                        Attorney-in-fact

                                                             PAGE 18 OF 35 PAGES

                                                               EXHIBIT 1

                             TERIBE LIMITED

                            POWER OF ATTORNEY

            Know all men by these presents that Teribe Limited does hereby constitute and appoint Willem F.P. de Vogel and J. William Uhrig, each of 135 East 57th Street, New York, New York 10022, or any of them acting singly, its Attorneys- In-Fact, with full power, direction and authority to take on behalf of Teribe Limited all actions which said Attorneys-In-Fact shall in their sole discretion, severally determine to be appropriate in connection with (i) the Amendment No. 5 to Schedule 13D to be filed with the Securities and Exchange Commission with respect to the holdings of MLX Corp. ("Amendment No. 5A"), and
(ii) any further amendments to Schedule 13D required in connection with the matters described in Amendment No. 5A. In addition, Teribe Limited hereby gives and grants unto said Attorneys-In-Fact, severally, full power, discretion and authority to execute all documents, instruments and certificates upon such terms as said Attorneys-In-Fact may determine to be appropriate, and to take all actions which said Attorneys-in-Fact shall determine to be desirable in connection with the foregoing to the same extent as Teribe Limited might do or could do by its duly authorized officers if personally present, and Teribe Limited does hereby confirm, approve and ratify all that said Attorneys-In-Fact shall lawfully do or cause to be done by virtue hereof.

            This instrument may not be changed orally and shall be governed by and construed in accordance with the State of New York, the United States of America.

Dated:  October 24, 1997

                                   TERIBE LIMITED

                                   By:  /s/ Walter Knecht
                                        --------------------
                                        Name:  Walter Knecht
                                        Title: Secretary

                                   By:  /s/ Kurt Sondcrogger
                                        --------------------
                                        Name:  Kurt Sondcrogger
                                        Title: Director

                                                   PAGE 19 OF 35 PAGES

                                                               EXHIBIT 1

                      THREE CITIES HOLDINGS LIMITED

                            POWER OF ATTORNEY

            Know all men by these presents that Three Cities Holdings Limited ("Three Cities") does hereby constitute and appoint Willem F.P. de Vogel and J. William Uhrig, each of 135 East 57th Street, New York, New York 10022, or any of them acting singly, its Attorneys-In-Fact, with full power, direction and authority to take on behalf of Three Cities all actions which said Attorneys-In-Fact shall in their sole discretion, severally determine to be appropriate in connection with (i) the Amendment No. 5 to Schedule 13D to be filed with the Securities and Exchange Commission with respect to the holdings of MLX Corp. ("Amendment No. 5A"), and (ii) any further amendments to Schedule 13D required in connection with the matters described in Amendment No. 5A. In addition, Three Cities hereby gives and grants unto said Attorneys-In-Fact, severally, full power, discretion and authority to execute all documents, instruments and certificates upon such terms as said Attorneys-In-Fact may determine to be appropriate, and to take all actions which said Attorneys-in-Fact shall determine to be desirable in connection with the foregoing to the same extent as Three Cities might do or could do by its duly authorized officers if personally present, and Three Cities does hereby confirm, approve and ratify all that said Attorneys-In-Fact shall lawfully do or cause to be done by virtue hereof.

            This instrument may not be changed orally and shall be governed by and construed in accordance with the State of New York, the United States of America.

Dated:  October 24, 1997

                                   THREE CITIES HOLDINGS LIMITED

                                   By:  /s/ Kurt Sondcrogger
                                        ---------------------
                                        Name:  Kurt Sondcrogger
                                        Title: Secretary

                                   By:  /s/ Walter Knecht
                                        ---------------------
                                        Name:  Walter Knecht
                                        Title: Director



                                                             PAGE 20 OF 35 PAGES

                                                               EXHIBIT 2

                            VOTING AGREEMENT

            AGREEMENT, dated as of October 20, 1997, between Terbem Limited, Tinvest Limited, Teribe Limited, TCR International Partners, L.P., Mitvest Limited and Bobst Investment Corp. (collectively, the "TCR Group," and each individually, a "TCR Group Member") and Morton Metalcraft Holding Co., a Delaware Corporation ("Morton Metalcraft").

            WHEREAS, Morton Metalcraft and MLX Corp., a Georgia corporation (the "Company"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement") pursuant to which Morton Metalcraft will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation;

            WHEREAS, in connection with the Merger Agreement the Company is required to solicit the approval of its shareholders with respect to certain matters, including the Recapitalization, the Merger and the 1997 Stock Plan;

            WHEREAS, each TCR Group Member is the record and Beneficial Owner of, and has the right to vote and dispose of, the number of Owned Shares set forth on the signature page hereto;

                                                             PAGE 21 OF 35 PAGES

            WHEREAS, to induce Morton Metalcraft to enter into the Merger Agreement, the TCR Group has agreed to enter into this Agreement;

            NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:


            8. CERTAIN DEFINITIONS. As used in this Agreement, the following terms shall have the meanings set forth below:

            "AFFILIATE" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

            "BENEFICIALLY OWNED" or "BENEFICIAL OWNERSHIP" or "BENEFICIAL OWNER" with respect to any securities means having beneficial ownership of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all Affiliates of such Person.

            "COMMON STOCK" means the shares of common stock, par value $.01, of the Company.

            "MERGER" shall have the meaning set forth in the recitals to this Agreement.

                                                             PAGE 22 OF 35 PAGES

            "MERGER AGREEMENT" shall have the meaning set forth in the recitals to this Agreement.

            "OWNED SHARES" means the shares of Common Stock Beneficially Owned by each TCR Group Member on the date hereof, together with any other shares of Common Stock, or any other securities of the Company entitled, or which may be entitled, to vote generally in the election of directors and any other shares of Common Stock or such other securities which may hereafter be Beneficially Owned by each TCR Group Member (including upon exercises of options or otherwise).

            "PERSON" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

            "RECAPITALIZATION" means the recapitalization of the Company as contemplated by Sections 4.4 and 5.10 of the Merger Agreement.

            "TRANSFER" means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, transfer shall have a correlative meaning.

            "VOTING PERIOD" shall have the meaning set forth in Section 2 of this Agreement.

            "1997 STOCK PLAN" means the 1997 Stock Option Plan whereby a maximum of 1,166,896 shares of Class A Common Stock, par value $.01 per share, of

                                                             PAGE 23 OF 35 PAGES
the Company are authorized to be delivered to certain officers, other key employees, directors and consultants of the Company.

            9. VOTING OF OWNED SHARES; OTHER COVENANTS. The TCR Group hereby agrees that during the period commencing on the date hereof and continuing until the earlier of (x) the consummation of the Merger and (y) the termination of this Agreement (such period being referred to as the "Voting Period"), at any meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, subject to the absence of a preliminary or permanent injunction or other requirement under applicable law by any United States federal, state or foreign court barring such action, the TCR Group shall vote (or cause to be voted) all Owned Shares: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement, and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and this agreement and any actions required in furtherance thereof and hereof; (ii) in favor of the approval and adoption of the Recapitalization and each of the other actions contemplated by the Recapitalization and any actions required in furtherance thereof; and (iii) in favor of the approval and adoption of the 1997 Stock Plan and the terms thereof and each of the other actions contemplated by the 1997 Stock Plan and any actions required in furtherance thereof; and (iv) against any action or agreement that would impede, interfere with, or prevent the Merger, the Recapitalization or the 1997 Stock Plan; and (v) except as otherwise agreed to in writing in advance by Morton

                                                             PAGE 24 OF 35 PAGES

Metalcraft, against the following actions (other than the Merger, the Recapitalization and the 1997 Stock Plan and the transactions contemplated by the Merger Agreement, the Recapitalization, the 1997 Stock Plan and this Agreement): (I) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (II) any sale, lease or transfer of a material amount of the assets or business of the Company or its subsidiaries, or any reorganization, restructuring, recapitalization, special dividend, dissolution, liquidation or winding up of the Company or its subsidiaries; (III) any change in the present capitalization of the Company including any proposal to sell any material equity interest in the Company or any amendment of the certificate of incorporation of the Company and (IV) an election of new members of the Board of Directors of the Company except where the vote is cast in favor of the nominees of a majority of the existing directors of the Company. No TCR Group Member shall enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained in this Section 2 and no TCR Group Member shall transfer any Owned Shares during the terms of this Agreement.

            10. REPRESENTATIONS AND WARRANTIES OF THE TCR GROUP. The TCR Group hereby jointly and severally represents and warrants to Morton Metalcraft as follows:

                  (a) Each TCR Group Member has all necessary power and authority and legal capacity to execute and deliver this Agreement and perform its obligations hereunder. No other proceedings or actions on the part of any TCR Group

                                                             PAGE 25 OF 35 PAGES

Member are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

                  (b) This Agreement has been duly and validly executed and delivered by each TCR Group Member and constitutes the valid and binding agreement of each TCR Group Member, enforceable against each TCR Group Member in accordance with its terms except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights and (ii) to the extent subject to equitable defenses and the discretion of the court before which any action for specific performance or injunctive relief may be brought.

                  (c) Each TCR Group Member is the recordholder and Beneficial Owner of the number of Owned Shares which, as of the date hereof, is set forth below each TCR Group Member's signature on the signature page hereto. Each TCR Group Member has good and marketable title to all of the Owned Shares of which it is the recordholder and Beneficial Owner, free and clear of all liens, claims, options, proxies, voting agreements (other than this Agreement), security interests, charges and encumbrances. The Owned Shares constitute all of the capital stock of the Company Beneficially Owned by the TCR Group Members, and except for the Owned Shares and shares of Common Stock issuable upon exercise of options held by the TCR Group Members, no TCR Group Member or any of its Affiliates Beneficially Owns or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares of Common Stock or any securities convertible into Common Stock.

                                                             PAGE 26 OF 35 PAGES

                  (d) The TCR Group understands and acknowledges that the TCR Group's execution and delivery of this Agreement acts as an inducement to Morton Metalcraft's entering into the Merger Agreement and incurring the obligations set forth therein.

                  (e) None of the execution and delivery of this Agreement by the TCR Group, the consummation by the TCR Group of the transactions contemplated hereby or compliance by the TCR Group with any of the provisions hereof shall (A) conflict with or result in any breach of the certificate of incorporation or by-laws of the Company, or (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which any TCR Group Member is a party or by which any TCR Group Member or any of its properties or assets may be bound, or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to any TCR Group Member or any of its properties or assets.

            11. REPRESENTATIONS AND WARRANTIES OF MORTON METALCRAFT. Morton Metalcraft hereby represents, warrants and covenants to the TCR Group as follows:

                  (a) Morton Metalcraft is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, and is in good standing under the laws of its jurisdiction of incorporation. Morton Metalcraft has all

                                                             PAGE 27 OF 35 PAGES
necessary corporate power and authority to execute and deliver this Agreement and perform its respective obligations hereunder. The execution and delivery by Morton Metalcraft of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by the Board of Directors of Morton Metalcraft and no other corporate proceedings on the part of Morton Metalcraft are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

                  (b) This Agreement has been duly and validly executed and delivered by Morton Metalcraft and constitutes a valid and binding agreement of Morton Metalcraft, enforceable against it in accordance with its terms except
(i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights and (ii) to the extent subject to equitable defenses and to the discretion of the court before which any proceeding for specific performance or equitable relief may be brought.

                  (c) None of the execution and delivery of this Agreement by Morton Metalcraft, the consummation by Morton Metalcraft of the transactions contemplated hereby or compliance by Morton Metalcraft with any of the provisions hereof shall (A) conflict with or result in any breach of the certificate of incorporation or by-laws of Morton Metalcraft or (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond,

                                                             PAGE 28 OF 35 PAGES
mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Morton Metalcraft is a party or by which Morton Metalcraft or any of its respective properties or assets may be bound, or violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to Morton Metalcraft or any of its respective properties or assets.

            12. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

            13. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earliest of (a) the date on which the Merger Agreement is terminated pursuant to Section 8.1 of the Merger Agreement; (b) January 30, 1998 and (c) by mutual written consent of the TCR Group and Morton Metalcraft.

            14.   MISCELLANEOUS.

                  (a) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

                  (b) The TCR Group agrees that this Agreement and the respective rights and obligations of each TCR Group Member hereunder shall attach to

                                                             PAGE 29 OF 35 PAGES
any shares of Common Stock, and any securities convertible into such shares, that may become Beneficially Owned by such TCR Group Member or any of its Affiliates.
                  (c) Except as otherwise provided in this Agreement and the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

                  (d) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors, personal or legal representatives, executors, administrators, heirs, distributees, devisees, legatees and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party (whether by operation of law or otherwise) without the prior written consent of the other party. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

                  (e) This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The parties may waive compliance by the other parties hereto with respect to any representation, agreement or condition otherwise required to be complied with by such other party hereunder, but any such waiver shall be effective only if in writing executed by the waiving party.

                                                             PAGE 30 OF 35 PAGES

                  (f) All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter's confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand or (c) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the address for such party set forth below

                        If to the TCR Group:

                        Three Cities Research, Inc.
                        135 East 57th Street
                        New York, NY   10022
                        Attention:  W. Robert Wright
                        Telecopy:  (212) 980-1142

                        Copy to:

                        Paul, Weiss, Rifkind, Wharton & Garrison
                        1285 Avenue of the Americas
                        New York, New York  10019-6064
                        Telecopy:  (212) 757-3990
                        Attn:  Robert M. Hirsh, Esq.

                        If to Morton Metalcraft:

                        Morton Metalcraft Holding Co.

                        1021 West Birchwood
                        Morton, Illinois 61550
                        Attention:  William D. Morton
                        Telecopy:   (309) 263-1841

                        Copy to:

                        Husch & Eppenberger
                        101 S.W. Adams Street, Suite 800
                        Peoria, Illinois  61602-1335

                                                             PAGE 31 OF 35 PAGES

                        Attention:  Gene A. Petersen, Esq.
                        Telecopy:  (309) 637-4928


or to such other address or facsimile number as the Person to whom notice is given shall have previously furnished to the others in writing in the manner set forth above.

                  (g) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (a) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and
(b) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement.

                  (h) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

                                                             PAGE 32 OF 35 PAGES

                  (i) This agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

                  (j) The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. "Include," "includes," and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import.

                  (k) This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                                             PAGE 33 OF 35 PAGES

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                              MORTON METALCRAFT HOLDING CO.

                              By:
                                   ---------------------------
                                   Name:  William D. Morton
                                   Title: President & Chief Executive
                                          Officer

                              TERBEM LIMITED

                              By:
                                   ---------------------------
                                   Name:
                                   Title:

                              Owned Shares:

                              TINVEST LIMITED

                              By:
                                   ---------------------------
                                    Name:
                                    Title:

                              Owned Shares:

                              TERIBE LIMITED

                              By:
                                   ---------------------------
                                    Name:
                                    Title:

                              Owned Shares:



                                                             PAGE 34 OF 35 PAGES

                              TCR INTERNATIONAL PARTNERS, LP

                              By:  Three Cities Research, Inc.
                                   its general partner

                              By:
                                   ---------------------------
                                   Name:
                                   Title:

                              Owned Shares:



                              MITVEST LIMITED

                              By:
                                   ---------------------------
                                   Name:
                                   Title:

                              Owned Shares:



                              BOBST INVESTMENT CORP.

                              By:  ---------------------------
                                   Name:
                                   Title:

                              Owned Shares:






                                                             PAGE 35 OF 35 PAGES